SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________
                                             :
         In the Matter of                    :        CERTIFICATE
                                             :             of
CONSOLIDATED NATURAL GAS COMPANY             :        NOTIFICATION
     Pittsburgh, Pennsylvania                :           NO. 40
                                             :        ____________
        File No. 70-7095                     :
                                             :
(Public Utility Holding Company Act of 1935) :        TRANSACTIONS
____________________________________________         DURING PERIOD

                                                     July 1, 1995
                                                        through
                                                   September 30, 1995
TO THE SECURITIES AND EXCHANGE COMMISSION:
	On March 19, 1982, the Commission issued an Order (HCAR No. 22424)
authorizing Consolidated Natural Gas Company ("Consolidated") to adopt, subject to stockholder approval, a Long-Term Incentive Plan ("Plan") and to issue
1,170,000 shares of its common stock, $4 par value, under the Plan.  The Plan was approved by the stockholders.
	Thereafter, the stockholders approved a revision of the Plan at their 1985 annual meeting.  By Order dated June 21, 1985 (HCAR No. 23738), the Commission authorized Consolidated to sell or award a total of 2,000,000 shares (including the 1,170,000 previously authorized) under the Plan.  On May 20, 1986,
Consolidated's stock was split on a 2-for-1 basis. By Order dated April 7,
1986, the Commission authorized Consolidated to sell or issue 4,000,000 shares,
$2.75 par value, under the Plan (or double the amount authorized by the June
21, 1985 Order).
	This Certificate is filed pursuant to Rule 24 as a notification that the transactions described in the Declaration in the above entitled proceedings have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration, as amended, and the Orders of the
Commission issued under this proceeding,
	During the third quarter of 1995, options on 3,378 shares of Consolidated's common stock, $2.75 par value, were exercised.  During the period no Restricted
Stock Awards were cancelled and no shares were issued as Restricted Stock
Awards.  The Plan by its terms expired on November 9, 1991.  In view of the adoption by Consolidated of its 1991 Stock Incentive Plan, which became effective upon shareholder approval on May 21, 1991, it is not expected that any further options or Restricted Stock Awards will be granted under the Plan.
Options earlier granted under the Plan will, however, continue to be exercisable for shares of Consolidated common stock.
	Of the 4,000,000 shares authorized by the Commission's Orders, 1,872,882 shares were exercised as of September 30, 1995.
	Acquisitions by Consolidated of its Common Stock through the exchange and tax withholding provisions of the Plan (and held as treasury stock) are reported under File No. 70-7948.
	The "past-tense" opinion required by Paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized pursuant to said order have been consummated.

			CONSOLIDATED NATURAL GAS COMPANY



			By  J. M. Hostetler
			    Its Attorney

Dated this 31st day
of October, 1995